August 23, 2024

Ms. Heather Clark

Mr. Andrew Blume

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	International Paper Company

Form 10-K for the Year Ended December 31, 2023

File No. 001-03157

Dear Ms. Clark and Mr. Blume:

We are writing in response to your letter dated August 13, 2024, setting forth the comments of the U.S. Securities and Exchange Commission (the “Staff”) on International Paper Company’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”). This letter sets forth the response of the Company to the Staff’s comment contained in your letter relating to the above-mentioned filing. The comment of the Staff is set forth in bold italicized text below, and the Company’s response is set forth in plain text immediately following the comment.

Form 10-K for the Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Executive Summary, page 30

1.

Your response to prior comment 1 indicates that you have “excluded accelerated depreciation from special items used in the determination of non-GAAP measures” beginning with your Form 10-Q for the period ended June 30, 2024. However, the total amount of special items on page 3 of Exhibit 99.1 in your Form 8-K earnings release for June 30, 2024 furnished July 24, 2024 remains unchanged at $18 and $14 before and after tax, respectively, for the three months ended March 31, 2024. We further note the earnings release line item “Closure costs” is the same amount as the previous line item for “Accelerated depreciation” and that, within the Form 10-Q, the accelerated depreciation amounts may now be included in the “Severance and other closure costs” line item presented on page 25. Since it appears as though only the titles and descriptions of the adjustment may have changed, please clarify how you have excluded accelerated depreciation.

Response

The Company permanently idled its Orange, Texas mill and permanently idled a pulp machine at each of the Pensacola, Florida and Riegelwood, North Carolina mills in the fourth quarter 2023. There was no accelerated depreciation associated with the permanently idled assets in the first or second quarter 2024. The $5 million amount reflected as accelerated depreciation in the first quarter 2024 represents additional asset write-downs based on further evaluation of remaining assets and their possible use elsewhere in the respective businesses. There were no further costs associated with these restructuring actions after the first quarter 2024. We reclassified and changed the description of the first quarter 2024 expense to better describe the nature of the costs recognized in the first quarter 2024 and for the six months ended June 30, 2024. We intend to recast the fourth quarter 2023 presentation of Adjusted Operating Earnings and Adjusted Operating Earnings Per Share to exclude accelerated depreciation from special items in the calculation of these non-GAAP measures.

* * * * *

If you have any questions relating to this letter, please contact Amanda Jenkins, Senior Counsel to the Company at (901) 419-1062 (Amanda.Jenkins@ipaper.com) or Eric T. Juergens of Debevoise & Plimpton LLP at (212) 909-6301.

Sincerely,

/s/ Timothy S. Nicholls

Timothy S. Nicholls
Chief Financial Officer

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